Exhibit 99.1

Press Release

The Charming Shoppes Full Value Committee Comments on Lawsuit

Monday March 10, 4:30 pm ET

Calls Frivolous Claims a Vain Attempt to Disenfranchise Shareholders and Distract Attention From the Severe Operational and Financial Problems Plaguing Charming Shoppes

NEW YORK, March 10 /PRNewswire/ -- The Charming Shoppes Full Value Committee (the “Committee”) today commented on the lawsuit filed by Charming Shoppes, Inc. (“Charming Shoppes” or the “Company”) (Nasdaq: CHRS - News) alleging that members of the Committee filed materially misleading and incomplete documents with the Securities and Exchange Commission. After reviewing the complaint, the Committee has concluded that the lawsuit is without merit and a baseless attempt by the Company to abuse the court process to usurp corporate democracy and disenfranchise shareholders.

The Committee also notes that Dorrit J. Bern, Charming Shoppes’ Chairman of the Board, President and Chief Executive Officer, who has watched over years of disastrous stock performance and sub-par operating performance at the Company, is up for election as a director at the 2008 Annual Meeting. In bringing such a groundless lawsuit, the Committee believes that Ms. Bern and the Company are improperly wasting corporate assets at the expense of shareholders in a last-ditch attempt to entrench Ms. Bern and other Board members. The Committee believes it is rather ironic that the Company is alleging that the Committee is trying to “achieve personal gain at the expense of Charming Shoppes and its shareholders” when, in fact, the Committee is trying to protect the interests of all shareholders from a Board of Directors that has awarded the Company’s top five executive officers, including Ms. Bern, more than $45 million in compensation over the last three years, despite the Company’s poor track record and disastrous stock performance. In the past 12 months alone, the Company’s stock has fallen almost 60%. The Committee notes that Ms. Bern, herself, was recently awarded a new three-year contract with a 24% increase in compensation and substantial increase in the number of options and shares received.

Commenting on the lawsuit on behalf of the Committee, Eric Rosenfeld, President and CEO of Crescendo Partners stated, “The Committee is committed to standing up for and protecting the rights of all shareholders and this lawsuit will in no way deter us and the other shareholders from expressing our views in a democratic process. We only wish the Board and management of Charming Shoppes would focus their energy and resources on improving the business rather than spending shareholders’ money on this frivolous lawsuit. We urge all shareholders to ask themselves whose interests Ms. Bern and the Company are really trying to protect.”

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Charming Shoppes Full Value Committee (the “Committee”), together with the other participants named herein, intends to make a preliminary filing with the Securities and Exchange Commission (“SEC”) of a proxy statement and an accompanying WHITE proxy card to be used to solicit votes for the election of its slate of nominees at the 2008 annual meeting of shareholders of Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”).

THE COMMITTEE ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST.

The participants in the proxy solicitation are Crescendo Partners II, L.P., Series Q, a Delaware limited partnership (“Crescendo Partners II”), Crescendo Investments II, LLC, a Delaware limited liability company (“Crescendo Investments II”), Crescendo Partners III, L.P., a Delaware limited partnership (“Crescendo Partners III”), Crescendo Investments III, LLC, a Delaware limited liability company (“Crescendo Investments III”), Myca Master Fund, Ltd, a Cayman Islands company (“Myca Master Fund”), Myca Partners Inc., a Delaware corporation (“Myca Partners”), Eric Rosenfeld, Arnaud Ajdler, Michael Appel and Robert Frankfurt.

Crescendo Partners II beneficially owns 7,354,125 shares of Common Stock of the Company. As the general partner of Crescendo Partners, Crescendo Investments II may be deemed to beneficially own the 7,354,125 shares of the Company beneficially owned by Crescendo Partners II.

Crescendo Partners III beneficially owns 378,275 shares of Common Stock of the Company. As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 378,275 shares of the Company beneficially owned by Crescendo Partners III.

Eric Rosenfeld, as the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, may be deemed to beneficially own the 7,354,125 shares of the Company owned by Crescendo Partners II. Additionally, Eric Rosenfeld, as the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, may be deemed to beneficially own the 378,275 shares of the Company owned by Crescendo Partners III.

Myca Master Fund beneficially owns 1,523,405 shares of Common Stock of the Company. As the investment manager of Myca Master Fund, Myca Partners may be deemed to beneficially own the 1,523,405 shares of the Company beneficially owned by Myca Master Fund.

Robert Frankfurt, as the President of Myca Partners, the investment manager of Myca Master Fund, may be deemed to beneficially own the 1,523,405 shares of the Company beneficially owned by Myca Master Fund. Additionally, Robert Frankfurt, as a member of a “group” for the purposes of Rule 13d- 5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 7,354,125 shares owned by Crescendo Partners II and the 378,275 shares owned by Crescendo Partners III. Mr. Frankfurt disclaims beneficial ownership of the shares owned by Crescendo Partners II and Crescendo Partners III.

Arnaud Ajdler owns 15,000 shares of Common Stock of the Company. As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the 7,354,125 shares owned by Crescendo Partners II, the 378,275 shares owned by Crescendo Partners III and the 1,523,405 shares owned by Myca Master Fund. Mr. Ajdler disclaims beneficial ownership of the shares owned by Crescendo Partners II, Crescendo Partners III and Myca Master Fund.

Michael Appel owns 10,000 shares of Common Stock of the Company. As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the 7,354,125 shares owned by Crescendo Partners II, the 378,275 shares owned by Crescendo Partners III and the 1,523,405 shares owned by Myca Master Fund. Mr. Appel disclaims beneficial ownership of the shares owned by Crescendo Partners II, Crescendo Partners III and Myca Master Fund.

For Additional Information Please Contact:

Crescendo Partners II, L.P.

Eric Rosenfeld or Arnaud Ajdler, (212) 319-7676

Myca Partners, Inc.

Robert Frankfurt, (212) 587-7611